FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 19, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Financial Investors Trust

Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

1933 Act File No. 333-185039

1940 Act File No. 811-8194

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, Financial Investors Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to December 31, 2012 at 4:00 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call David Buhler at 720.917.0864.

Very truly yours,

FINANCIAL INVESTORS TRUST

/s/ DAVID T. BUHLER
By: David T. Buhler
Title: Secretary

ALPS DISTRIBUTORS, INC.

/s/ THOMAS A. CARTER
By: Thomas A. Carter
Title: President